As filed with the Securities and Exchange Commission on December 24, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

NetIQ Corporation
(Name of Subject Company (Issuer))

NetIQ Corporation
(Name of Filing Person (Offeror))

Options under NetIQ Corporation 1995 Stock Plan, Amended and Restated as of September 16, 2002,
NetIQ Corporation 2002 Stock Plan,
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
WebTrends Corporation 1997 Stock Incentive Compensation Plan and
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan
To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
Held by Eligible Option Holders
(Title of Class of Securities)

*
(CUSIP Number of Class of Securities)

Copies to:
Charles M. Boesenberg NetIQ Corporation 3553 North First Street San Jose, CA 95134 Tel: (408) 856-3000 Fax: (408) 856-1804	Jean M. McLoughlin, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000 Fax: (650) 752-2111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001, held by current employees as of November 18, 2002 upon the terms and subject to the conditions in the Offer to Exchange dated November 18, 2002, as amended December 10, 2002.

Item 4.    Terms of the Transaction

Item 4 of the Original Schedule TO is hereby amended to add the following:

(c)  Results of the Tender Offer

The offer made pursuant to the Schedule TO expired at 5:00 p.m., Pacific Time, on Thursday, December 18, 2002. Pursuant to the offer, we accepted for exchange options to purchase 5,253,735 shares of our common stock.

A total of 698,485 options with an exercise price less than or equal to $24.00 per share were accepted for exchange representing approximately 13% of the options that were tendered in the offer.

A total of 1,255,036 options with an exercise price greater than $24.00 per share but less than $30.00 per share were accepted for exchange representing approximately 24% of the options that were tendered in the offer.

A total of 3,300,214 options with an exercise price greater than or equal to $30.00 per share were accepted for exchange representing approximately 63% of the options that were tendered in the offer.

Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 3,185,701 shares of our common stock in exchange for such tendered options. We are promptly sending each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(E), indicating the number of shares of our common stock subject to such holder’s options that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

Officer/Director/Affiliate Transactions:

Our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, members of the Board of Directors and Affiliates were not eligible to tender options under the offer.

We accepted for exchange under the offer options tendered by other officers of the Company:

Name	Title	Shares of Our Common Stock Underlying Options Accepted for Exchange	Per Share Exercise Price for Options Accepted for Exchange
Betsy Bayha	Vice President, General Counsel and Secretary	100,000	$28.280

Tom Kemp	Sr. Vice President, Corporate Strategy and Development	100,000 50,000	$62.000 $20.170

Daniel J. Meub	Sr. Vice President and General Manager, Web Analytics	24,000 32,138 48,000 30,000	$37.630 $34.438 $58.724 $20.170

Richard Pleczko	Sr. Vice President, Marketing	100,000 40,000 30,000	$31.470 $27.600 $20.170

Item 12.    Exhibits

Item 12 is hereby amended and supplemented to amend the following exhibit:

(a)(1)(E)	Form of Letter to Tendering Option Holders

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETIQ CORPORATION /s/ BETSY BAYHA Betsy Bayha Vice President, General Counsel and Secretary

Date:  December 23, 2002

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